November 24, 2004


David V. Harper
Vice President and Chief Financial Officer
Veri-Tek International, Corp.
50120 Pontiac Trail
Wixom, MI 48393


Re:	Veri-Tek International, Corp.
	Amendment No. 1 to Registration Statement on Form S-1
	filed November 12, 2004
	Registration No. 333-118830

Dear Mr. Harper:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please fill in any remaining blanks in your filing, and note that we may have additional comments after you do so.

Graphics

2. We note your disclosures throughout your filing that to date you have not derived material revenues from providing axle testing services or manufacturing precision driveshafts. Please revise your graphics to clarify that the products depicted are newly introduced or planned products or services from which you have not generated any material amount of your historical revenues.

Prospectus Summary

	Our Business - Page 1

3. We note your disclosure in the second sentence of your second paragraph that sales of your assembly and testing equipment "presently represent a substantial majority of our pretax earnings." Since you are currently experiencing net losses for the nine months ended September 30, 2004, please replace the quoted text with the disclosure that you have not derived material revenues to date from providing axle testing services or manufacturing precision driveshafts. In addition, please include this disclosure in an appropriate place in the "Overview" section of each of your "Management`s Discussion and Analysis" and "Business" sections.

	Additional Considerations - Page 3

4. Please expand your disclosure to indicate that a significant portion of the proceeds from your offering will be used to repay your outstanding debt under your current credit facility and revise your disclosure in the second to last sentence of this paragraph to clarify that your ability to meet your capital requirements will depend on your ability to borrow under your new credit facility. Please indicate the amount that you will be able to borrow under your new credit facility.

5. Please consider separating the various considerations by bullet points so that they are more clearly presented to your investors.

	Our Company - Page 3

6. At the end of the first paragraph, include a cross reference to the more complete discussion on page 21.

	Summary of the Offering - Page 4

7. Please indicate the formula by which you will determine how many shares of common stock will be issued in order to convert the subordinated debt at the closing of your offering (i.e., indicate the aggregate principal and interest to be converted and the conversion rate). Please be sure to indicate that this number of shares assumes an offering price of $6.00 per share.

Summary Financial Data and Selected Financial and Operating Data -
Pages 5 and 26

8. We see your response to prior comment 10. Please refer to Questions 8 and 15 of the Staff`s FAQ Regarding the Use of Non-GAAP Financial Measures. Revise your description to include the disclosures required by that FAQ. Your disclosures should address, among the other items noted in the FAQ, the following:
a) You disclose elsewhere that you will be spending significant additional money on capital equipment. Further, capital items are necessary to enable you to generate revenues. Describe how a financial measure that omits depreciation could be a relevant and useful measure of operating performance.
b) You disclose elsewhere that you will need to incur additional debt in the future to fund your capital expansion plans. Describe how a financial measure that omits interest expense could be a relevant and useful measure of operating performance.
c) Discuss the significant trends or requirements not captured by EBITDA
d) Discuss the limitations of excluding depreciation and amortization when assessing the financial performance of the company
e) Discuss the limitations of excluding interest when assessing the financial performance of the company
f) Discuss the limitations of excluding income taxes when assessing the financial performance of the company
Otherwise, please remove the measures since as currently presented they do not appear to comply with the guidance in Release 33-8176 and the accompanying FAQ.

9. Notwithstanding the previous comment, your use of the phrase "to more meaningfully evaluate.... the results of our operations" in the third bullet on page 7 may confuse investors to placing more reliance on your non-GAAP measure than your GAAP-based results. Please note that Release 33-8176 requires that non-GAAP measures should not be presented with greater prominence that the directly comparable GAAP measure. Please revise the bullet to remove the confusing language.

10. We see your response to prior comment 11. However, we note in your revised disclosures you state that you believe EBITDA is useful to an investor because "it is a widely accepted financial indicator of a company`s ability to service its debt." Please explain to us why measuring the ability to incur and service debt would not constitute a liquidity measure. Please be detailed in your response.

11. Revise the filing to present pro forma information consistent with the guidance in Article 11 of Regulation S-X. Rule 11-02(b)(4) requires you to provide the information in columnar form showing historical statements, pro forma adjustment and the pro forma results. Rule 11-02(b)(6) requires you to reference all adjustments to notes that clearly explain the assumptions involved.

a) In this regard, revise the section to include an introductory paragraph that clearly describes the transactions being presented and the periods for which the information is being presented.

b) Move up the pro forma income statements and pro forma balance sheet date to follow the introductory paragraph.

c) Move the current description of the adjustments to footnotes following the pro forma statements that clearly reference the pro forma adjustments.

d) Present pro forma balance sheet data only as of September 30, 2004, as that is the end of the most recent period for which a balance sheet is required in the filing. See Rule 11-02(c)(1) of Regulation S-X.

e) Expand the condensed balance sheet data to show each balance sheet caption that is impacted by a pro forma adjustment, including Deferred income taxes, Revolving credit facility, Subordinated debt, Common stock and Retained earnings.

f) Remove the pro forma EBITDA as that measure is not contemplated by
Article 11 of Regulation S-X and Item 10(e)(ii)(d) of Regulation S-K prohibits the disclosure of non-GAAP financial information in pro forma financial statements.

g) Provide pro forma earnings per share information as required by Rule 11-02(b)(7) of Regulation S-X.

12. In your net proceeds section on page 22, you explain that your current and proposed credit facilities require you to use the offering proceeds to reduce the outstanding balance of these facilities. You disclose the outstanding balance of these facilities at September 30, 2004 as $7.2 million. However, you reflect a pro forma deduction to total debt of $15.882 million. Even after taking into account the planned conversion of $7.058 million of subordinated debt to common shares, there is a difference of approximately $1.624 million. Please revise the filing to eliminate these inconsistencies.

13. The preceding comment also applies to the adjustments shown on the pro forma income statements reflecting the decrease in interest expense from your use of all $13.350 million of offering proceeds to pay off all outstanding debt. Please be aware that your pro forma data should only reflect those uses of offering proceeds that are factually supportable and, therefore, are reflected in the use of proceeds discussion.

14. We are unable to reconcile to your September 30, 2004 pro forma balances for cash and cash equivalent and stockholders` equity.
Please revise to clarify and provide us with your supporting calculations.

15. Please be aware that the net impact of pro forma adjustments to the pro forma income statements is not required to be reflected in the pro forma balance sheet. Each of the two statements stands on its own. Please remove the adjustments decreasing retained earnings by $21 in 2003 and increasing retained earnings by $748 in 2004, or tell us why an adjustment to increase retained earnings as a result of income statement adjustments is appropriate.

Risk Factors

	We may face substantial competition from competitors... - Page 16

16. Please indicate that you will be competing against Visteon, one of your more significant customers, at such time as you commence manufacturing driveshafts, and address any risks that may result from that competition.

History of the Company - Page 21

17. We note your response to comment 4. Expand the first paragraph to identify the "predecessor company" to which you refer in the second sentence. Disclose the equity interest Mr. Juranitch had in the predecessor company. Disclose the business purpose of the transaction. Disclose the interest rate charged on the subordinated debt. Disclose the current equity ownership of Mr. Juranitch and Quantum Value Partners, L.P. Your discussion of this transaction should be much more straightforward, as previously requested. We have the following additional comments in this regard.

18. Please revise your disclosure at the end of the fifth sentence of the first paragraph, to clarify what effect, if any, the disclosure that the aggregate sum of the assumed liabilities was "subject to adjustment by the aggregate amount of any Veri-Tek International Corp.`s bank borrowings used to reduce the balance of its loan from Mr. Juranitch" had on the purchase price. Quantify the amount of the loan.

19. Please indicate the rate at which interest accrued under the $5.9 million subordinated note, the aggregate amount of principal and interest due on the note as of October 30, 2004, and that the aggregate amount of principal and interest accrued through such date will be convertible into shares of your common stock at the offering price of your common stock in your public offering. Indicate the number of shares that will be issuable at such time, and that such number assumes an offering at the mid-point of your price range.

20. Please indicate that in connection with the formation of Quantum-Veritek, Inc. that entity issued 6,000 shares of common stock to Quantum Value Partners, LP for an aggregate purchase price of $60,000 and 4,000 shares of common stock to Mr. Juranitch for an aggregate purchase price of $40,000, and that the proceeds of those share issuances were combined with the proceeds of the $5.9 million subordinated note and were used to fund the asset purchase from your predecessor and that the $6.0 million cash payment paid to your predecessor was ultimately distributed to Mr. Juranitch.

21. Please indicate which members of your executive management team were designated by Quantum Value Partners, LP.

22. We note that the biographies of the identified members of your executive management team are broader that your similar disclosures in your "Management" section. In order to avoid including varying and/or duplicative disclosure in your prospectus regarding your management, please relocate the material portions of this disclosure to your "Management" section and refer your investors to that section for the biographical information.

23. We reissue the portion of our prior comment 5 which asked that you supplementally provide us with a brief explanation of the rationale for structuring Quantum Value Partners` investment in the business of the registrant as a purchase of the assets of your predecessor, with a substantial distribution to your predecessor`s founder, rather than a direct equity investment in that entity as is more customary in venture capital transactions.

Use of Proceeds - Page 22

24. We note your disclosure in the second sentence of the second paragraph. As there are no amounts outstanding under your proposed credit facility, please revise this disclosure so that it is clear that your current and proposed credit facilities require that the net proceeds from the offering will be used to retire amounts outstanding under your current credit facility.

25. We note that in the second sentence of the second paragraph you have indicated that the amount outstanding under your current credit facility as of September 30, 2004 was $7.2 million. Please update this disclosure so that it is consistent with the $8,824,000 which appears on your unaudited balance sheet for the quarter ended September 30, 2004 on page F-21.

26. Please indicate the amount that will be available for future borrowings under your proposed credit facility.

Dividend Policy - Pages 22 to 23

27. We note your disclosure in the fourth sentence that since inception you have provided your shareholders with funds for the payment of income taxes on your earnings. If true, please revise this disclosure to make it clear that the period during which you provided these funds to your shareholders was from inception until your conversion to a Subchapter "C" corporation.

Capitalization - Page 24

28. Please explain that if your underwriters` over-allotment is exercised in full, the number of shares held by new investors will increase, and quantify the additional dilutive effect.

29. Please update your disclosure as to the amount outstanding under your revolving credit facility in your third bullet point so that it is consistent with the $8,824,000 which appears on your unaudited balance sheet for the quarter ended September 30, 2004 on page F-21.

Dilution - Page 25

30. We note your added disclosure in the last paragraph of this section. Please expand your disclosure to quantify the dilution in pro forma net tangible book value per share to your new investors that will result if the underwriters exercise their over-allotment option in full.

Management`s Discussion and Analysis...

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003 - Pages 33 to 34

31. We see your response to prior comment 28. Further revise your discussion to address why you believe you are experiencing increased orders in certain of your products while you are experiencing decreased orders in other products. Discuss any known material trends in your revenues.

32. With respect to your cost of sales for the nine month periods, revise to expand your discussion of "manufacturing inefficiencies." Explain whether these inefficiencies are indicative of problems in the manufacturing process, or just under-utilization of manufacturing capacity. If they relate to problems in the process, revise to discuss how these issues are being resolved. Discuss, to the extent material, any trends that exist associated with these inefficiencies.

33. We see your response to prior comment 29. You state that you "incurred increased labor and material costs...in order to meet a customer`s delivery requirement in order for the products to be installed during their shutdown period." Revise to explain whether this represents an isolated incident or a trend representing the cyclical nature of your business. Tell investors whether you expect labor and material costs to go down in the fourth quarter.

34. In addition, we note that you recognize revenue on the percentage of completion and that in doing so, you use estimates of costs incurred to the estimated total costs to be incurred.

a) In this regard, explain whether the increased costs relating to the implementation also impacted your revenues. If not, tell us why.

b) Tell us whether these increased costs were included in your initial estimates of costs to complete the projects.

c) Explain to us how the actions described here are consistent with your disclosure on page 39 that you "have not experienced material adverse changes from period to period in calculating the percentage of completion."

	Liquidity and Capital Resources - Pages 36 to 39

35. We note in the sixth paragraph of this section that your new credit facility is contingent upon "certain conditions," including the closing of your offering. Please describe all material conditions to closing that credit facility and expand your risk factors to address any conditions that you may not be able to satisfy.

36. We note your disclosure in the seventh paragraph of this section that the amount borrowed under your subordinated debt agreement "must be repaid in 2008". Since that debt will now be converted effective upon the closing of your public offering, please revise your section to clarify.

Business

37. We note your response to our prior comment 43. Please note that sales of your products to Canada and Mexico would constitute foreign countries for purposes of Item 101(d)(1)(i)(B). If material, revise your "Business" section to provide the information required by Item 101(d) of Regulation S-K with respect to sales to any of those countries or supplementally tell us why such information is not material.

	Customers and Marketing - Pages 49 to 50

38. Supplementally tell us how you have determined that Ford, GM and DaimlerChrysler should be identified as material customers and whether these companies are generally representative of your OEM customers.

Management

	Committees of the Board of Directors - Pages 53 to 54

39. We note your supplemental response to our prior comment. Please disclose that your independent directors will comprise your audit, nominating and compensation committees.

Relationships and Related Transactions - Page 58

40. Conform the heading of this section to that required by Item 404 of Regulation S-K (i.e., "Certain Relationships and Related
Transactions").

41. Please disclose the distribution of $6.0 million to Mr. Juranitch as a result of the transactions that resulted from the asset sale by your predecessor and payment of the purchase price under the asset purchase agreement.

Underwriting

	Directed Share Program - Page 67

42. We note that the underwriters have reserved a certain amount of your common stock to be sold in this offering for sale to individuals and entities to be designated by you. In connection with the directed share program, please provide the following information:

* all materials disseminated to potential participants;
* complete information on how potential participants are being notified; and
* details on how this directed share program is being conducted, including how you determine who will participate.

Please update the information supplied to us in response to this comment throughout the registration process.

Financial Statements

General

43. We note on page F-22 that you have completed your 300-for-1 stock split in July 2004. Please revise your financial statements and all share and per share amounts in the filing to retroactively reflect this stock split. Refer to SAB Topic 4C.

44. In this regard, revise the introductory paragraphs to the Summary Financial Data and Selected Financial and Operation Data sections on pages 5 and 26 to clearly explain why you show 3,000,000 shares outstanding in each period.

Statements of Cash Flows - Page F-7

45. We see your response to prior comment 71. Please remove the supplemental disclosure of the accrued interest as a non-cash financing activity on page F-8 as it may confuse investors. Investors may believe that accrued interest is not reflected in the Statement of Cash Flows. Consider moving this disclosure of interest accrued on subordinated debt to Note E.

Note A - Basis of Presentation, Nature of Operations and Summary of Significant Account Policies

Basis of Presentation - Page F-9

46. We see your response to prior comment 67 and the revisions made in response to the comment. Supplementally explain why you believe it is reasonable to rely on historical profits as an indicator of future liquidity. We note your disclosures elsewhere in the document where you discuss changing to focus on new product offerings, which are more cost intensive in nature. In addition, we note that you have had decreasing operating profits in recent years, and you have recorded a $1.1 million operating loss thus far in 2004.

47. Please further revise the fourth paragraph of the note to include a discussion of the conditions and events that your auditors considered in concluding that there was no doubt relating to the company`s ability to continue as a going concern. Discuss management`s viable plan for addressing your liquidity needs within the one-year horizon.

Other

48. We see your response to prior comment 88 and your disclosure on page II-2 that you have no valuation and qualifying accounts.

a) Tell us whether you maintain an allowance for doubtful accounts with respect to both your billed and unbilled receivables.

b) If not, tell us why and explain how your accounting is consistent with SFAS 5 and other related US GAAP guidance.

c) Revise Note A to disclose how you account for bad debts.

Revenue Recognition - Page F-9

49. We see your response to prior comment 72. With respect to your warranties, tell us how your accounting policy complies with SAB 101, as amended by SAB 104, or revise the filing to accrue the expected costs for warranties at the time of the sale. Refer to Question 2 of the SAB 101 FAQ document.

50. With respect to your warranty services, confirm to us and revise the note to disclose that the warranty period commences upon completion of the manufacture/installation of the equipment.

51. We see your response to prior comment 73 and the revisions made to the filing. Your disclosure of revenue recognition policies should include a discussion of all types of revenue transactions. Please revise to add your revenue recognition policies for your testing services.

52. We note that you provide your customers with one-year warranties. Please revise your financial statements to provide the roll-forward of your warranty accrual in accordance with paragraph 14 of FIN 45.

Note B - Acquisition of JCJ International, Inc. - Page F-14

53. We see your response to prior comment 81. Please revise the table to disclose the major components of the current assets of $6.1 million.

54. Tell us why you are including the $5.9 million of long-term debt
as a liability assumed in the table on page F-13.   Your disclosures
on page F-14 indicate that the company and not its predecessor entered into the $5.9 million debt agreement in order to fund the $6 million
cash consideration you paid for JCJ.   Therefore, it would not be
appropriate to reflect that debt in the purchase price allocation. Revise to remove the $5.9 million from the table.

55. We see your response to prior comment 83. However, you have not adequately addressed our concerns. In your revised disclosure of the transaction, you state that the primary reason for the purchase was "to obtain the rights and ability to utilize the technologies developed by JCJ."
a) Supplementally tell us how you evaluated and determined the amounts you recorded for identifiable intangibles.
b) Explain why no amounts were recorded for completed technology, trademarks, customer relationships, or other identifiable intangible assets.
c) Revise your disclosures as appropriate.

Interim Financial Statements as of June 30, 2004

56. We see your response to prior comment 89. Your interim financial statements are not in full compliance with Article 10 of Regulation S-
X. Specifically, we note the following items which warrant additional disclosures:
a) Include a note to discuss the significant decline in cost and estimated earnings in excess of billings between the reported periods.
b) With respect to the credit facility, you disclose in this note that the increased credit line expires December 1, 2004, while on page 37 you state this increase expires February 1, 2005. Please revise this note or the disclosures on page 37 to properly state the expiration date of the increased line.
c) If the credit line expires December 1, 2004, add disclosure to address how you intend to arrange for sufficient funds to continue operations beyond that date, given that your current outstanding balance is $8.8 million.
d) Notwithstanding bullets (b) and (c) above, include a discussion to explain how you expect to continue to fund your operations and capital requirements. We note that from June 30, 2004 to September 30, 2004, you borrowed $1.6 million on your revolving line of credit. As of September 30, 2004, you only have approximately $500,000 left on the facility. We note from disclosures on page 38 that you are projecting additional capital expenditures of $450,000 for the remainder of 2004. Tell investors how you intend to fund your operations and capital expenditures through the end of the year.
e) With respect to the new facility, revise to indicate the amount that will be available under the new facility. Disclose the amount of any increase from the current facility.
Please note that the above comments regarding liquidity also apply to your liquidity section in Management`s Discussion and Analysis.

Part II of Registration Statement

Exhibits

57. Please file any remaining exhibits with your next amendment and allow sufficient time for staff review.

	Exhibit 5.1 - Legality Opinion

58. Please remove clause (ii) in your fifth paragraph or specifically describe the action to which you refer. In addition, please tell us supplementally whether the contingency identified in clause (iv) of that paragraph is necessary for the legality opinion. We may have further comments.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Vaughn at (202) 824-5387, or Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 824-5354 or me at (202) 942-1880 with questions regarding our comments on any other part of your filing.


Sincerely,



Peggy A. Fisher
Assistant Director


cc:	Patrick Daugherty, Esq. (via fax)
	Carolyn T. Long, Esq. (via fax)
J. Christopher Wiltshire, Esq. (via fax)
Veri-Tek International, Corp.
November 24, 2004
Page 13